Exhibit 99.1

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces Successful Completion of Senior Notes Offering and Results for its Cash Tender Offer for All of its Outstanding 7 7/8% Senior Notes due 2020

KINGSEY FALLS, QC, May 19, 2015 - Cascades Inc. (TSX: CAS), a leader in recovery and the manufacturing of green packaging and tissue paper products, announced today that it has completed its previously announced offering of US$250 million aggregate principal amount of 5.75% Senior Notes due 2023.

Cascades also announced today the results of its previously announced cash tender offer (the “Tender Offer”) for all of its outstanding US$250 million aggregate principal amount of 7 7/8% Senior Notes due 2020 (the "2020 Notes"), which expired as of 5:00 p.m. (New York City time) on May 18, 2015 (the "Expiration Time"). As of the Expiration Time, a total of US$223.545 million principal amount of 2020 Notes had been validly tendered in the Tender Offer, which excludes US$4.923 million aggregate principal amount of 2020 Notes that remain subject to guaranteed delivery procedures. Cascades has accepted for purchase all of the 2020 Notes that were tendered and paid the Purchase Price (plus accrued interest) and settled the Tender Offer (other than with respect to the guaranteed delivery procedures) on May 19, 2015 (the “Payment Date”).

In accordance with the terms of the Tender Offer, Cascades offered to make a cash payment to all holders who validly tendered their 2020 Notes in the Tender Offer of US$1,044.02 per US$1,000 principal amount of 2020 Notes tendered (the “Purchase Price”), plus accrued interest thereon to, but not including, the Payment Date. With respect to 2020 Notes accepted for purchase that were tendered and are subsequently delivered in accordance with the guaranteed delivery procedures, such tendering holders will receive payment of the Purchase Price for such accepted 2020 Notes on May 21, 2015, plus accrued interest thereon to, but not including, the Payment Date. Cascades is funding the payment for tendered and accepted 2020 Notes with the net proceeds from its previously announced issuance and sale of US$250 million aggregate principal amount of its 5.75% Senior Notes due 2023, together with borrowings under its revolving credit facility.

Cascades expects to issue today a notice of redemption with respect to any remaining 2020 Notes not validly tendered on or before the Expiration Time.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission and Canadian Securities Commissions filings.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs approximately 10,700 men and women, who work in more than 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media:

Hugo D’Amours

Vice-President, Communications and Public Affairs

Cascades Inc.

819 363-5164

hugo_damours@cascades.com

Source:

Allan Hogg

Vice-President and Chief Financial Officer

Cascades Inc.

819 363-5100

Website: www.cascades.com

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